November 29, 2004

Mail Stop 03-05

Via US Mail and Facsimile

Mr. Geoff Bicknell
Chief Financial Officer
Nile House, Nile Street
Brighton, East Sussex
BNI 1HW, England

Re:	FutureMedia PLC
	Form 20-F for the fiscal year ended April 30, 2004
	Commission file #: 000-21978

Dear Mr. Bicknell:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * * * * * * * * * * * * * * * * * * *

Annual Report on Form 20-F for the fiscal year ended April 30, 2004

Item 3. D. Risk Factors

-Dependence on Limited Source of Supply, page 12

1. We note from page 12 that you are dependent on one or only a limited number of suppliers for certain key software and hardware components and obtaining an alternative source of supply could involve significant delays and other costs, and may ultimately not be available to you. In light of this situation, consider in future filings, disclosing the nature and financial impact of this concentration in accordance with paragraphs 20-24 of SOP 94-6.

Item 7.  Major Shareholders and Related Party Transactions, page 39

2. Reference is made to key (2) on page 39. Please tell us supplementally and identify in future filings the natural person or persons that have voting or investment power over each entity identified in key (2).

Financial Statements

Notes to the Financial Statements

Note 1.  Summary of Significant Accounting Policies

- General

3. We note from your business section that you incurred GBP196,000 of research and development costs. In future filings, please disclose the amount of research and development costs charged to expense in each period for which an income statement is presented. Refer to paragraph 13 of SFAS 2.

- Revenue Recognition

4. It appears that you derive substantially all of your revenue from Learning for ALLTM. From your disclosure, this e-learning management system consists of providing all hardware, operating system software and other software packages and support services such as delivery, installation, training and support. Tell us supplementally and disclose in future filings how you determined the fair value of each element. From your filing it appears you do not supply support services only. Tell us supplementally and indicate in future filings what accounting guidance you apply when recording revenue in connection with Learning for ALLTM.

- Stock-based Compensation, page F-11

5. We note your disclosure in Note 1 that you only issue fixed term stock options at or above the quoted market price on the date of grant and therefore no compensation expense is recognized in the accompanying financial statements. However, we note from page F-27 you issue performance-based options that are subject to variable plan accounting. Tell us supplementally and disclose in future filings the amount of stock compensation recorded in connection with your performance-based options for each income statement period presented. Revise Note 1 as necessary in future filings.


6. We note that you recorded compensation expense related to options that were cancelled and replaced in fiscal year 2004 and presented such below your operating loss. In future filings, please include stock compensation within the income statement caption operating expenses presented within income (losses) from continuing operations.

Note 9. Acquisitions, page F-18

7. We note that you acquired a 29.8% interest in Luvit AB in April 2003. Please provide us supplementally with a discussion of the changes and a rollforward schedule of your investment account between the periods presented. Also, tell us supplementally why you believe audited financial statements of Luvit AB under Rule 3-09 of Regulation S-X were not required for fiscal year 2004 in your Form 20-F.

8. We note that on the date you acquired your interest in Luvit AB you recorded goodwill of
GBP 739,000 representing the difference between the cost of your investment and your share of the underlying equity in net assets of Luvit AB. The goodwill of an equity investment should not be separable from the related investment but presented as a single amount on your balance sheet. In future filings, include equity method goodwill and the related investment as a separate line item on your balance sheet. Refer to paragraph 19 of APB 18 and paragraphs B169-B170 of SFAS 142.

9. We note that you recorded an impairment charge of GBP100,000 related to the goodwill portion of your equity investment in Luvit AB. An equity investment (collectively the cost of your investment and related goodwill) should be reviewed for a loss in value that is other than temporary in accordance with paragraph 19 (h) of APB 18 and should not be reviewed for impairment using the guidance in SFAS 142. Refer to paragraph 40 of SFAS 142. Please review your equity investment using the guidance in APB 18 and tell us supplementally if a loss in value which is other than a temporary decline should be recognized and provide the basis and support for your conclusion. Any loss recognized should be classified, along with your share of earnings and losses of Luvit AB, as a separate line item within continuing operations. Revise your disclosures in future filings accordingly.

Note 14:  New Accounting Pronouncements, page F-28
10. In future filings, please revise this note and your MDA to provide the disclosures, required by SAB Topic 11-M, added by SAB 74, related to recently issued accounting pronouncements:
* a brief description of the standard,
* anticipated adoption date by the company,
* the method by which the standard will be adopted, and
* the impact of the standard will have on the financial statements




Schedule II-Valuation and Qualifying Accounts

11. In future filings, please provide this schedule to include the activity in your allowance for doubtful accounts and reserve for obsolescence related to inventories to extent the information is significant.


* * * * * * * * * * * * * * * * * * * * * * *
As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Lamoureux at 202-824-5663 or Michele Gohlke at 202-942-7903 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
FutureMedia PLC
November 29, 2004
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